

NYSE

New York Stock Exchange
11 Wall Street
New York, NY 10005

October 1, 2020

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

Amendment to the Certification filed on September 30, 2020

To whom it may concern:

Please note that this certification amends the certification previously filed under SEC accession number 0000876661-20-000853 filed on September 30, 2020.

The New York Stock Exchange certifies its approval for listing and registration of the following securities of ION ACQUISITION CORP 1 LTD., under the Exchange Act of 1934:

- Units, each consisting of one Class A ordinary share and one-fifth of one redeemable warrant
- Class A ordinary shares, par value 0.0001
- Warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50 per share

Sincerely,

An Intercontinental Exchange Company